EXHIBIT 12.1
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	Ended		Year Ended December 31,
	June 30, 2006		2005		2004		2003		2002		2001
	($ in thousands)
Fixed charges:
Interest expense	$251,700		$185,935		$79,053		$39,956		$13,974		$4,286
Interest capitalized	234		932		—		—		—		—
Interest portion of rental expense	641		1,244		1.494		843		429.		223

Total fixed charges	$252,575		$188.111		$80.547		$40.799		$14.403		$4.509

Earnings:
Net income before income taxes and cumulative effect of accounting change	$168,354		$269,072		$205,421		$132,480		$41,582		$6,792
Fixed charges	252,575		188,111		80,547		40,799		14,403		4,509
Less: Interest capitalized	(234)		(932)		—		—		—		—

Total earnings	$420,695		$456,251		$285,968		$173,279		$55.985		$11,301

Ratio of earnings to fixed charges	1.7	x	2.4	x	3.6	x	4.2	x	3.9	x	2.5	x